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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         Consumers Financial Corporation
                                (Name of Issuer)

                    Common Stock, stated value $.01 per share
                         (Title of Class of Securities)

                                    210520102
                                 (CUSIP Number)

                                Stephen J. Burns
                               3922 Wrexham Court
                          Ben Salem, Pennsylvania 19020
                                 (215) 633-0956
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 210520102
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ITEM 1: NAMES OF REPORTING PERSONS SECURITY AND ISSUER.

The name of the natural person filing this statement is Stephen J. Burns, whose address is 3922 Wrexham Court, Bensalem, PA 19020. Mr. Burns is self-employed as an independent contractor, consultant and is a sole proprietor. His tax id number is ###-##-####. Mr. Burns has not, within the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors. Mr. Burns has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of a violation with respect to such laws. Mr. Burns is a citizen of the United States of America. The title and class of the securities to which this statement relates are common stock of the issuer:
Consumers Financial Corporation, with a principal address of 1513 Cedar Cliff Drive, Post Office Box 26, Camp Hill, PA 17011. The number of securities purchased and owned and subject to this filing are 323,000.

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ITEM 2: CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

[a] Not Applicable
[b] |_|

------------------------------------------------------------------------------
ITEM 3: SEC USE ONLY


------------------------------------------------------------------------------
ITEM 4: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.PURPOSE OF
        TRANSACTION.

------------------------------------------------------------------------------

PF

The funds used to purchase the subject securities are all personal funds of Stephen J. Burns, and are not funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the subject securities.

The purpose of the acquisition of the subject securities by Stephen J. Burns was for investment reasons. Mr. Burns presently has no intention to purchase additional securities of the issuer, but at a future date Mr. Burns may acquire additional shares of this corporation, subject to this filing but Mr. Burns has no intention to purchase more than 9.9% of the total outstanding shares of this corporation, or be involved in any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

Further, on August 28, 2002, an investor group, CFC Partners LTD, acquired through exercise of an option 2,700,000 shares of Consumers Financial Corporation increasing the outstanding amount of shares of Consumers Financial Corporation to 5,276,100. Stephen J. Burns at this time of filing has no business affiliation with CFC Partners LTD.

Mr. Burns, by reason of this acquisition, is not aware of any material effect thereby that would change the issuer's present board of directors, management, corporate structure or business, material change in the capitalization of the issuer, or change the number or term of any members of the board of directors, other than information that has been released to the shareholders of this company and/or filed with the Securities and Exchange Commission and thus available for public review.

Also, Mr. Burns, by virtue of this acquisition, is not causing there to be changes in the issuer's by laws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the issuer by any person. No class of securities of the issuer will be delisted from a national securities exchange or cease to authorized to be quoted as a result of this filing and the purchases based theron; nor will any class of securities of the issuer be eligible for termination due to Mr. Burns purchase.

------------------------------------------------------------------------------
ITEM 5: CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_| Not Applicable

------------------------------------------------------------------------------
ITEM 6: CITIZENSHIP OR PLACE OF ORGANIZATION

USA

------------------------------------------------------------------------------
ITEMS 7 through 10:

NUMBERS OF                        7        SOLE VOTING POWER
                                           323,000 or 100%
SHARES BENEFICIALLY
                                  8        SHARED VOTING POWER
OWNED BY                                   ______________

EACH REPORTING                    9        SOLE DISPOSITIVE POWER
                                           323,000 or 100%
PERSON WITH
                                  10       SHARED DISPOSITIVE POWER
                                           ______________
--------------------------------------------------------------------------------

ITEM 11: AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

323,000; No contracts, arrangements, understandings or relationships are applicable to the purchase of the subject shares.

------------------------------------------------------------------------------
ITEM 12: CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

|_| Not Applicable

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ITEM 13: PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

6.12%

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ITEM 14: TYPE OF REPORTING PERSON:

OO Individual Investor

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Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please




November 6, 2002
-------------------------------------------------------------------
Date


/s/ Stephen J. Burns
-------------------------------------------------------------------
Signature

-------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)